United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of

January 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
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Press Release
Signature Page

Vale — 2008 Production Report
ADJUSTING TO THE GLOBAL DEMAND SHOCK
Rio de Janeiro, January 21, 2009 — Companhia Vale do Rio Doce (Vale) is managing its production in accordance with the new global economic outlook emerging from the financial market stress, which has caused a strong recessionary impact on the real economy.
In response to the ensuing significant negative shock on the global demand for minerals and metals, Vale has acted proactively to cut back production. We have shut down the higher-cost lower-quality output mines in our operational universe alongside other measures to fine tune our activities to the assessment of the demand prospects in the short-term.
The numbers for iron ore production in 4Q08 — showing a quarter-over-quarter decrease of 26.3% - illustrate the effort that is being made by Vale to adjust its operational activities to the current demand levels.
As a result of very good operational performance in previous quarters, Vale was able to achieve for the year eight annual production records: nickel (275,400 metric tons), bauxite (11.7 million metric tons), alumina (5.0 million metric tons), copper (311,600 metric tons), coal (4.1 million metric tons), cobalt (2,828 metric tons), palladium (231,000 oz troy) and gold (85,000 oz troy).
FERROUS MINERALS
•	Iron ore

						% change	% change	% change
000’ metric tons	4Q07	3Q08	4Q08	2007	2008	4Q08/3Q08	4Q08/4Q07	2008/2007

IRON ORE	80,099	85,884	63,274	303,163	301,696	-26.3%	-21.0%	-0.5%
Southeastern System	30,743	33,186	23,066	113,781	115,428	-30.5%	-25.0%	1.4%
Itabira	11,799	11,553	7,749	46,710	41,849	-32.9%	-34.3%	-10.4%
Mariana	9,507	10,501	7,653	33,135	36,150	-27.1%	-19.5%	9.1%
Minas Centrais	9,437	11,132	7,664	33,936	37,429	-31.2%	-18.8%	10.3%
Southern System	22,598	23,025	15,599	89,337	80,461	-32.3%	-31.0%	-9.9%
MBR	16,849	17,286	11,309	68,276	60,015	-34.6%	-32.9%	-12.1%
Minas do Oeste	5,749	5,739	4,290	21,061	20,446	-25.2%	-25.4%	-2.9%
Carajás	24,620	26,751	22,306	91,687	96,495	-16.6%	-9.4%	5.2%
Samarco[1]	1,870	2,633	2,060	7,231	8,322	-21.8%	10.1%	15.1%
Urucum	267	289	244	1,128	990	-15.7%	-8.7%	-12.2%
Vale’s iron ore output reached 301.7 Mt in 2008, showing a slight decrease, 0.5%, relatively to 2007, when it reached 303.2 Mt 2,3. This was the first reduction in Vale’s annual production of iron ore production since 1999. From 2001 to 2007 it has grown at an annual average rate of 13.4%, as a consequence of productivity gains and large investments to increase capacity to meet a fast growing global demand.

[1]	Production attributable to Vale

[2]	Mt=million metric tons

[3]	Production in 2008 was 293.4 Mt under US GAAP

Given the unprecedented demand contraction across the globe resulting from a substantial cutback in steel production, our iron ore production in the last quarter of 2008 reached 63.3 Mt, decreasing by 26.3% relatively to 3Q08 and 21.0% against 4Q07.
The Southeastern and Southern Systems, which have been responsible for 2/3 of our iron ore production, were responsible for 77.6% of the output reduction of 22.6 Mt in comparison to the level reached in 3Q08. Due to lower iron contents relatively to Carajás and the utilization of a third-party railroad — MRS — to transport the production of the Southern System to two of our maritime terminals — Guaíba Island and Itaguaí — costs are higher than in the Northern System, home to the highest quality iron ore in the world.
The Southeastern System, which encompasses the Itabira, Mariana and Minas Centrais iron ore mines, was responsible in 2008 for a record production of 115.4 Mt, contributing with 38.3% of Vale’s annual production. In 4Q08 its output of 23.1 Mt was 30.5 % below the 3Q08 level.
The Southern System — MBR and Minas do Oeste — produced 80.5 Mt in 2008, 9.9% lower than in 2007. The 4Q08 production decreased 32.3% relatively to 3Q08.
Carajás output reached 96.5 Mt in 2008, setting a new record, up 5.2% on the previous year’s production. Given the stoppage during the year-end holidays, production was 22.3 Mt in 4Q08 versus 26.8 Mt in 3Q08.
•	Pellets

						% change	% change	% change
000’ metric tons	4Q07	3Q08	4Q08	2007	2008	4Q08/3Q08	4Q08/4Q07	2008/2007

PELLETS[1]	11,662	12,748	9,572	44,825	44,762	-24.9%	-17.9%	-0.1%
Tubarão I and II	1,681	1,666	1,143	6,369	6,096	-31.4%	-32.0%	-4.3%
Fabrica	1,117	1,091	965	4,148	4,165	-11.5%	-13.6%	0.4%
São Luís	1,852	1,876	1,790	7,053	6,960	-4.6%	-3.3%	-1.3%
Nibrasco[2]	2,347	2,559	1,918	8,966	8,775	-25.1%	-18.3%	-2.1%
Kobrasco	1,283	1,281	1,125	4,971	4,935	-12.2%	-12.3%	-0.7%
Hispanobras	466	581	210	2,173	1,938	-63.9%	-55.0%	-10.8%
Itabrasco	1,012	1,040	384	4,015	3,321	-63.1%	-62.0%	-17.3%
Samarco[3]	1,904	2,654	2,038	7,130	8,572	-23.2%	7.0%	20.2%
Vale’s attributable production of pellets, in which volumes produced by our joint ventures — Hispanobras and Samarco — are computed in proportion to our stakes, reached 44.8 Mt in 2008, approximately the same level as 2007. Vale produced 30.6 Mt of blast furnace pellets in 2008 while direct reduction pellets output reached 14.2 Mt.
In order to deal with the global demand reduction and to avoid inventory build-up, during 4Q08 Vale shutdown five of the seven pellet plants located at the port of Tubarão, in the state of Espirito Santo, Brazil. In addition, two other pellet plants, São Luís, at the state of Maranhão, and Fabrica, at the state of Minas Gerais, were shutdown in January 2009. Therefore, only two of the nine pellet plants are currently operating.
By the same token, the start-up of operations of our new pellet plant, Itabiritos, was postponed and our joint venture Samarco is keeping two of its three pellet plants idled since the end of November 2008.
As a consequence of the slower pace of operational activity, our pellet production reached 9.6 Mt in 4Q08, down 24.9% compared with 3Q08.

[1]
Production attributable to Vale on a pro forma basis. In 2008, we entered into a leasing contract for the Nibrasco, Kobrasco and Itabrasco pelletizing operations. As a consequence, their production is being consolidated 100% on a pro forma basis.

[2]	Nibrasco has two pellet plants

[3]	Samarco has three pellet plants

The Samarco contribution to our total production was 8.6 Mt in 2008, against 7.1 Mt in 2007. In 4Q08, it decreased 23.2% relatively to 3Q08.
•	Manganese ore and ferroalloys

						% change	% change	% change
000’ metric tons	4Q07	3Q08	4Q08	2007	2008	4Q08/3Q08	4Q08/4Q07	2008/2007

MANGANESE ORE	118	694	491	1,333	2,383	-29.2%	316.0%	78.7%
Azul	47	561	392	945	2,003	-30.2%	739.9%	111.8%
Urucum	71	75	57	277	246	-23.3%	-19.8%	-11.3%
Other mines	0	58	42	111	135	-27.9%	n.m.	21.2%

FERROALLOY	137	130	84	542	475	-35.5%	-38.6%	-12.4%
Brazil	79	78	59	288	288	-24.7%	-25.7%	0.1%
Dunkerque	16	16	0	103	55	n.a.	n.a.	-46.6%
Mo I Rana	37	30	21	129	112	-29.4%	-42.1%	-13.1%
Urucum	5	5	4	22	20	-29.7%	-28.5%	-11.3%
Production of manganese ore totaled 2.4 Mt in 2008, up 78.7% compared with 2007. The Azul mine produced 2.0 Mt in 2008 versus 1.0 Mt in 2007, when its operations were temporarily suspended.
Our ferroalloy production in 2008 amounted to 475,000 t, lower than the level achieved in 2007, of 542,000 t. In 2008, ferroalloy production was comprised of 213,400 t of ferrosilicon manganese alloys (FeSiMn), 209,400 t of high-carbon manganese alloys (FeMnAc) and 51,900 t of medium-carbon manganese alloys (FeMnMC).
Our manganese ore mines and ferroalloy plants in Brazil were shut down in December 2008 and are expected to resume operations by February 2009. The ferroalloy plant in Mo I Rana, Norway, had its furnace maintenance extended until June 2009. Our ferroalloy operations in Dunkerque, France, stopped in August 2008 due to problems with the electric furnace and will be kept idle until April 2009.
Due to the announced cutbacks, manganese ore production in 4Q08 was 491,000 t, compared with 694,000 t in 3Q08 and 118,000 t in 4Q07. The production of ferroalloys was reduced by 35.5% against 3Q08, reaching only 84,000 metric tons.

NON-FERROUS MINERALS
•	Nickel

						% change	% change	% change
000’ metric tons	4Q07	3Q08	4Q08	2007	2008	4Q08/3Q08	4Q08/4Q07	2008/2007

NICKEL[1]	69.0	72.4	73.2	247.9	275.4	1.1%	6.1%	11.1%
Sudbury	16.9	18.4	28.8	70.7	85.3	56.6%	71.1%	20.6%
Thompson	8.4	7.6	7.5	29.8	28.9	-1.5%	-10.4%	-3.2%
Voisey’s Bay	20.5	21.9	19.2	58.9	77.5	-12.2%	-6.3%	31.6%
Sorowako	20.6	19.1	14.5	75.8	68.3	-23.9%	-29.2%	-9.9%
Others*	2.7	5.4	3.1	12.7	15.4	-43.2%	14.5%	21.0%

*	External feed purchased from third parties and processed into finished nickel in our operations.
Our finished nickel production reached an all-time high in 2008, at 275,400 t, rising 11.1% relatively to 2007. This performance highlights the ongoing improvement in asset performance, a consequence of our efforts to upgrade existing facilities.
The volume produced in 4Q08 — 73,200 t — increased 1.1% compared to 3Q08, as Sudbury showed a strong increase in production in 4Q08.
Finished nickel originated from Sudbury, located in the Canadian province of Ontario, was 85,300 t in 2008, 14,600 t higher than the level reached in 2007, as a result of strong operational performance at the mines, mill, smelter complex and refineries. The increase in Sudbury source output came simultaneously with a rising production of finished nickel pellets and powders from both the Copper Cliff Nickel Refinery, at Sudbury, and the Clydach Refinery 2, in Wales, UK, and decreased sinter production.
The higher proportion of pellet and powder production was also reflective of availability and high feed quality from matte processing, and excellent operating performance at both refineries, which was due largely to capital investment in new equipment.
Production at Thompson, in the province of Manitoba, was 28,900 t in 2008. In 4Q08, it decreased 1.5% over 4Q07.
Voisey’s Bay nickel-in-concentrate production in 2008 was 77,500 t, which was 18,600 t higher than 2007. This is due to continuing above-plan ore grades and good asset performance. In 4Q08 its production was 19,200 t, being 2,700 t below 3Q08.
Nickel-in-matte output from our Indonesian operations at Sorowako amounted to 68,300 t in 2008, below the 75,800 t reached last year. The production of Sorowako was 14,500 t in 4Q08, 6,100 t below that of 4Q07 and 4,600 t below 3Q08. This was primarily due to the decision to reduce production to adjust to the lower demand for utility nickel arising from the sharp decrease in global stainless steel output. We have decided to shut down production fed by thermal power generation and rely solely on less expensive hydroelectric power generated by our Larona and Balambano plants. This is an important measure given the energy intensiveness of saprolitic nickel processing.

[1]
The figures shown for finished nickel production do not include the quantities produced from nickel concentrates purchased from other companies and processed externally under tolling arrangements. These volumes were 14,200 t in 2007 and 7,500 t in 2008.

[2]	Clydach refines part of the Sudbury feed.

Figures for our operations at Sudbury and Thompson include only the production from feed originating from our own mines. It excludes any concentrates purchased from third parties, which are subsequently processed in our operations.

•	Bauxite

						% change	% change	% change
000’ metric tons	4Q07	3Q08	4Q08	2007	2008	4Q08/3Q08	4Q08/4Q07	2008/2007

BAUXITE	2,668	3,198	3,541	9,114	11,628	10.7%	32.7%	27.6%
Trombetas[1]	1,850	1,883	1,980	7,223	7,225	5.2%	7.1%	0.0%
Paragominas	819	1,316	1,561	1,890	4,403	18.6%	90.6%	132.9%
In 2008, bauxite production hit an all-time high of 11.6 Mt, 27.6% above the previous record of 9.1 Mt.
In 4Q08 it reached a new record of 3.5 Mt, an increase of 32.7% compared with 2.7 Mt in 4Q07, primarily as a result of the Paragominas ramp up. Vale`s attributable production at Trombetas also set a new record, of 2.0 Mt.
The Paragominas bauxite mine, in the Brazilian state of Pará, produced 4.4 Mt in 2008, as its first expansion — Paragominas II — began ramping up in May 2008, adding 4.5 Mtpy to the total nominal capacity.
The Paragominas mine is linked to the Alunorte alumina refinery by the first bauxite pipeline in the world. Since the onset of the operations the bauxite produced has had smaller granules than planned, causing lower than expected performance. To eliminate this problem additional filters were ordered. This will allow us to run Paragominas at its capacity of 9.9 Mt from 1H10 onwards.
•	Alumina

						% change	% change	% change
000’ metric tons	4Q07	3Q08	4Q08	2007	2008	4Q08/3Q08	4Q08/4Q07	2008/2007

ALUMINA	1,158	1,309	1,597	4,253	5,028	22.0%	38.0%	18.2%
Alunorte	1,158	1,309	1,597	4,253	5,028	22.0%	38.0%	18.2%
Vale produced 5.0 Mt of alumina in 2008, up 18.2% against 2007, setting a new record figure.
Stages 6 and 7 of the Barcarena refinery started ramping up in June and July 2008, respectively, augmenting its nominal capacity to 6.26 million metric tons per year.
The volume produced in 4Q08 reached 1.6 Mt as against 1.2 Mt in 4Q07 and 1.3 Mt in 3Q08.
•	Aluminum

						% change	% change	% change
000’ metric tons	4Q07	3Q08	4Q08	2007	2008	4Q08/3Q08	4Q08/4Q07	2008/2007

ALUMINUM	139	140	135	551	543	-3.2%	-2.5%	-1.5%
Albras	114	115	115	455	455	-0.2%	0.8%	0.0%
Valesul	25	25	20	95	87	-17.1%	-17.5%	-8.5%
Our production of aluminum was 543,000 t in 2008 versus 551,000 t in 2007, due to an 8,000 t shortfall at the Valesul smelter.

[1]	Production attributable to Vale

In 4Q08, production reached 135,000 t against 140,000 t in the previous quarter. The production of Albras remained constant at 115,000 t while it was reduced by 5,000 t at Valesul.
In line with our strategic decision to implement larger production cutbacks at higher cost units, Valesul production will be temporarily limited to 40% of its nominal annual capacity of 95,000 t, to comply with contractual obligations.
•	Copper

						% change	% change	% change
000’ metric tons	4Q07	3Q08	4Q08	2007	2008	4Q08/3Q08	4Q08/4Q07	2008/2007

COPPER	74.3	80.2	81.6	284.4	311.6	1.8%	9.9%	9.6%
Sossego	32.0	32.8	32.6	118.0	125.9	-0.7%	1.9%	6.7%
Sudbury	29.2	30.8	28.0	113.2	115.3	-8.9%	-4.1%	1.9%
Thompson	0.3	0.3	0.3	1.3	1.4	-14.0%	-16.0%	7.1%
Voisey’s Bay	10.5	13.2	16.1	42.3	55.4	21.9%	53.8%	31.1%
Others	2.0	3.0	4.6	9.4	13.5	51.7%	135.6%	43.7%
Vale’s copper production totaled 311,600 t in 2008 setting a new record and increasing by 9.6% relatively to 2007.
Copper-in-concentrate production at Sossego, Carajás, was 125,900 t in 2008, increasing 6.7% against 118,000 t in 2007 when there was a maintenance stoppage at the processing plant in 3Q07.
The Canadian operations, where copper is produced as a by-product of nickel, were responsible for 172,100 t, equal to 55.2% of our total production in 2008. This meant an increase of 15,300 t over 2007, primarily driven by higher copper grades at Voisey’s Bay.
Production in 4Q08 reached 81,600 t, with a 1.8% increase over 3Q08.
•	Nickel by-products

						% change	% change	% change
	4Q07	3Q08	4Q08	2007	2008	4Q08/3Q08	4Q08/4Q07	2008/2007

COBALT (metric tons)	680	750	792	2,524	2,828	5.6%	16.4%	12.1%
Sudbury	127	210	294	727	804	40.1%	132.0%	10.6%
Thompson	47	44	22	179	168	-49.5%	-52.7%	-6.4%
Voisey’s Bay	430	447	469	1,239	1,695	4.9%	8.9%	36.8%
Others	77	50	8	379	161	-84.7%	-90.0%	-57.5%

PLATINUM (000’oz troy)	29	44	43	140	166	-2.1%	49.0%	19.1%
Sudbury	29	44	43	140	166	-2.1%	49.0%	19.1%

PALLADIUM (000’oz troy)	40	66	62	191	231	-6.1%	57.8%	20.8%
Sudbury	40	66	62	191	231	-6.1%	57.8%	20.8%

GOLD (000’ oz troy)	14	24	21	75	85	-13.7%	43.8%	13.7%
Sudbury	14	24	21	75	85	-13.7%	43.8%	13.7%

SILVER (000’ oz troy)	522	650	574	2,199	2,308	-11.6%	9.9%	5.0%
Sudbury	522	650	574	2,199	2,308	-11.6%	9.9%	5.0%

The production for all nickel by-products increased in 2008 relatively to 2007.
In 2008, cobalt production reached a record of 2,828 t, with a 12.1% increase relative to last year, driven by the good performance of Voisey`s Bay. Cobalt production in 4Q08 was 792 t, 5.6% above 3Q08 and 16.4% higher than 4Q07. This is due to improved recoveries through Sudbury and continuing higher ore grades at Voisey’s Bay.
Platinum and palladium outputs increased by 19.1% and 20.8%, respectively, in 2008. Production of PGM’s and precious metals for 4Q08 was above 4Q07.
•	Potash

						% change	% change	% change
000’ metric tons	4Q07	3Q08	4Q08	2007	2008	4Q08/3Q08	4Q08/4Q07	2008/2007

POTASH	173	172	102	671	607	-40.9%	-41.3%	-9.6%
Taquari-Vassouras	173	172	102	671	607	-40.9%	-41.3%	-9.6%
Annual production at Taquari-Vassouras reached 607,000 t in 2008, showing a decrease of 9.6% compared to the previous year.
Our potash operations were temporarily shut down in November 2008, following the slump in global demand. This resulted in a sharp reduction in the 4Q08 output, 40.9% against 3Q08, amounting to 102,000 t.
•	Kaolin

						% change	% change	% change
000’ metric tons	4Q07	3Q08	4Q08	2007	2008	4Q08/3Q08	4Q08/4Q07	2008/2007

KAOLIN	379	314	231	1,354	1,129	-26.4%	-39.1%	-16.6%
PPSA	185	136	99	639	528	-27.1%	-46.5%	-17.5%
Cadam	194	178	132	714	602	-25.8%	-32.0%	-15.8%
In 2008, Vale`s production of kaolin reached 1.1 Mt, below the 2007 figure of 1.4 Mt. At PPSA, 528,000 t were produced in 2008, decreasing 17.5% against 2007, while at Cadam the production was 602,000 t, down 15.8%.
The slowdown of kaolin demand for paper coating led us to cut back production by 30% at both of our subsidiaries, Cadam and PPSA. Production for 4Q08 amounted to 231,000 t, down 39.1% versus 4Q07 and 26.4% against 3Q08.

COAL

						% change	% change	% change
000’ metric tons	4Q07	3Q08	4Q08	2007[1]	2008	4Q08/3Q08	4Q08/4Q07	2008/2007

METALLURGICAL COAL	758	686	703	1,764	2,808	2.4%	-7.2%	59.2%
Integra Coal	548	448	441	1,214	1,747	-1.6%	-19.6%	43.9%
Carborough Downs	101	76	126	269	429	66.1%	24.0%	59.6%
Broadlea	5	60	45	32	249	-25.8%	n.m.	n.m.
Other	103	103	92	249	382	-10.3%	-10.3%	53.5%

THERMAL COAL	220	362	387	440	1,286	7.1%	75.6%	192.1%
Integra Coal	118	116	184	255	557	58.2%	55.5%	118.2%
Broadlea	2	209	150	14	582	-28.0%	n.m.	n.m.
Other	100	37	53	171	147	44.7%	-47.1%	-13.7%

[1]	May to December 2007 figures.
Coal production was 4.1 Mt in 2008, comprised of 2.8 Mt of metallurgical coal and 1.3 Mt of thermal coal. Total coal production in 4Q08 reached a record of 1.1 Mt, 703,000 t of which is metallurgical coal and 387,000 t thermal coal.
Most of our coal production – 57.3% of Vale’s total – comes from Integra Coal in the Hunter Valley, state of New South Wales, Australia, where the production in 4Q08 was impacted by problems on feed rate, overall utilization of the coal handling preparation plant (CHPP) and the wet weather in December.
Production of coal at Carborough Downs totaled 126,000 t in 4Q08, as a result of an improvement in its performance.
The joint production of Broadlea and Carborough Downs is transported through the Goonyella logistic corridor, connecting the mines of Central Queensland Bowen Basin to the Dalrymple Bay coal terminal. Broadlea produced a total of 195,000 t during 4Q08, which was impacted by low performance of the CHPP, shared by the two mines.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patrícia Calazans: patrícia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results. All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) factors of high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: January 21, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations